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16014145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 41386 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Gunnar & Co., L.L.C.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, 11th Floor
(No. and Street)

| New York | NY | 10004 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephan A. Stein 2121-440-9600
(Area Code – Telephone Number)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

| 529 5th Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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## OATH OR AFFIRMATION

I, Stephan A. Stein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Gunnar & Co., L.L.C., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TONI ANN ROMANO
Notary Public - State of New York
NO 01RO6190385
Qualified in Richmond County
My Commission Expires 7.28.2016


Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CONTENTS

December 31, 2015



CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member
Joseph Gunnar & Co., L.L.C.

We have audited the accompanying statement of financial condition of Joseph Gunnar & Co., L.L.C. as of December 31, 2015. This financial statement is the responsibility of Joseph Gunnar & Co., L.L.C.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Joseph Gunnar & Co., L.L.C. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2016

# STATEMENT OF FINANCIAL CONDITION

December 31, 2015

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 540,769 |
| Receivables: | |
| Due from clearing broker | 1,105,863 |
| Due from registered representatives | 481,133 |
| Clearing deposit | 500,000 |
| Securities owned | 285 |
| Prepaid expenses and other assets | 125,851 |
| Property and equipment, net | 106,410 |
| Security deposits | 15,000 |
| Total assets | $ 2,875,311 |
| **Liabilities and Member's Equity** | |
| Liabilities: | |
| Commissions payable | $ 729,102 |
| Accounts payable and accrued expenses | 626,127 |
| Deferred revenue | 139,131 |
| Deferred rent payable | 316,666 |
| Subordinated loan | 500,000 |
| Interest payable | 5,863 |
| Total liabilities | 2,316,889 |
| Commitments and contingencies (Note 6) | |
| Member's equity | 558,422 |
| Total liabilities and member's equity | $ 2,875,311 |

*The accompanying notes are an integral part of this financial statement.*

## 1. Organization

Joseph Gunnar & Co., L.L.C. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). As of October 22, 2012, the Company became a registered investment adviser with the SEC. The Company is wholly-owned by Joseph Gunnar Holding Co., LLC ("JGH").

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment banking activity. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

### Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

### Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with major financial institutions, which at times may be in excess of FDIC insurance limits of $250,000 per depositor per insured bank. At December 31, 2015, deposits in excess of the insured limit were approximately $409,000.

Income Recognition/Business Activities

The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a trade-date basis. Investment banking revenues include advisory fees and underwriting revenue as well as cash and non-cash (warrants) earned on securities offerings in which the Company acts as an underwriter or agent. Revenue earned from private placements is based on the percentage of money raised and is recognized according to contractual arrangements. The Company also earns procurement fees on certain private placements. Investment banking service revenue is earned, typically when funds are raised, and in accordance with contractual arrangements with each of its customers. Underwriting revenues are presented net of related expenses. Revenue and related expenses from deal related retainers are deferred until the related costs have been incurred or the assignment is otherwise concluded, at which point revenue and related expenses are recognizable and realized. For managed accounts, the Company earns revenue based on a percentage of assets under management. Clients are charged on a quarterly basis and the income is recognized ratably over the period.

Furniture and Equipment

Depreciation of equipment is provided on a straight-line basis over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Deferred Rent

Deferred rent represents the excess of rent expense on a straight-line basis over the annual rent payable.

Advertising Costs

Advertising costs are charged to operations as incurred.

Income Taxes

The Company has elected to be treated as a partnership for federal, state, and local tax purposes and is responsible for New York City Unincorporated Business Taxes.

Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740-10, *Income Taxes*, clarifies the accounting for uncertainty in income taxes recognized in a company's financial statement, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statement. As of December 31, 2015, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the statement of financial condition.

With few exceptions, the Company and JGH's federal, state, and local income tax returns for the years ended December 31, 2012 through 2015, can still be examined by the taxing authorities.

## 3. Due From Clearing Broker

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the Company's securities and cash balances. These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing broker. The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody.

The clearing agreement requires the Company to maintain a deposit account with the clearing broker equal to 150% of its net capital requirement.

## 4. Due From Registered Representatives

Due from registered representatives represents amounts advanced to registered representatives as incentives. The unsecured loans are non-interest bearing and have no specific repayment terms. The loans are amortized over the lives of the loans and included as compensation to the respective registered representatives. The loans are completely forgiven once the registered representatives have met their length of service obligations. If a registered representative fails to meet the requirement and is terminated, the balance will be evaluated by management to determine collectability. The balance of the loans receivable at December 31, 2015, was $481,133, which was partially secured by cash reimbursement in the amount of $328,125 provided by a member of JGH, which is included in the liabilities of the Company. The Company has not taken a reserve for possible write-downs of the unsecured balance (see Note 8).

## 5. Property and Equipment

Property and equipment consists of the following:

| | | |
|---|---|---|
| Equipment, furniture & fixtures | $ | 1,463,592 |
| Leasehold improvements | | 787,966 |
| | | 2,251,558 |
| Less accumulated depreciation | | (2,145,148) |
| | $ | 106,410 |

## 6. Commitments and Contingencies

Operating Leases

The Company leases its office space under an operating lease that was due to expire in September 2010. In 2010, the Company signed an amendment to the lease extending its term until January 2021. Per the amended agreement, the Company incurs rent escalations on a yearly basis. The agreement also stipulates that the Company is allowed a base-month credit to fixed rent over the lease term, which it used in 2010 through 2013. The Company accounts for rent on a straight-line basis. As a result, the Company amortized approximately $7,800 of its deferred rent balance for the year ended December 31, 2015. Deferred rent payable as of December 31, 2015, is $316,666. Pursuant to the office lease, the Company is responsible for its annual share of real property taxes and other operating expenses. The Company's CEO/managing member of JGH has issued a limited personal guarantee of certain office lease obligations.

The Company has entered into several equipment leases with expiration dates through October 2017. In January 2016, the Company entered into a lease for a new copier, which will continue through January 2021.

Following is a summary of future minimum office lease payments:

| Year Ending December 31, | |
|---|---|
| 2016 | $ 510,938 |
| 2017 | 518,305 |
| 2018 | 530,955 |
| 2019 | 543,922 |
| 2020 | 557,213 |
| Thereafter | 47,281 |
| | $ 2,708,614 |

Legal Matters

From time to time, the Company may be a respondent in legal actions incidental to its securities business. These cases allege violations of various securities rules, and claim damages plus the recovery of legal fees and other costs. As of December 31, 2015, the Company was not party to any legal actions.

## 7. Fair Value Measurements

FASB ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

*Investments in equity securities including warrants:* Investments in equity securities that are classified as trading securities are recorded at fair value on a recurring basis. When quoted market prices are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating and other factors such as credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on significant unobservable inputs, and in those circumstances the Company classifies the fair value measurements of the investment securities as Level 3. Management conducted a review of its pricing vendor to validate that the inputs used in that vendor's pricing process are deemed to be market observable or unobservable as defined in the standard. Based on the review performed,

management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2014:

*Assets at Fair Value as of December 31, 2015*

| | *Level 1* | *Level 2* | *Level 3* | *Total* |
|---|---|---|---|---|
| Equity securities | $ 285 | $ - | $ - | $ 285 |
| Total assets at fair value | $ 285 | $ - | $ - | $ 285 |

Significant increases (decreases) in any of the above unobservable inputs would result in significantly lower (higher) fair value measurements. Due to the nature of these investments, current economic conditions, including the volatility of the financial markets, the general level of interest rates, and the general business climate affecting operations of the investees, will impact the fair values of these investments.

Level 3 Gains and Losses

The following table presents a summary of changes in the fair value of the Company's Level 3 assets for the year ended December 31, 2015:

| | Warrants |
|---|---|
| Opening balance | $ - |
| Earned in 2015 | 332,605 |
| Cost of compensation awarded | (332,605) |
| Ending balance | $ - |

The significant unobservable input used in the fair value measurement of the Company's warrant revenue and compensation is the volatility factor in the Black-Scholes model, and was based on the average monthly volatility of selected peer companies. Increases (decreases) of this input in isolation could result in a lower (higher) fair value measurement.

## 8. Related Party Transactions

During 2015, the Company acted as placement agent to the Buttonwood Alpha, Buttonwood Horizon, and Buttonwood Select Opportunities Funds (the "Funds"). Certain principals of the Company own Buttonwood Select Opportunities Management Associates, LLC ("BSOMA"), the manager of the Funds.

During 2015, the Company provided Buttonwood Group Advisors ("BGA") with certain facilities and administrative services under an expense sharing agreement. Certain principals of the Company own BGA, the investment subadvisor to BSOMA.

In September 2015, the Company received a subordinated loan from a member of JGH. At December 31, 2015, the principal of $500,000 plus interest of $5,863 was outstanding. The subordinated loan is subject to interest of 4% per annum, and matures on September 17, 2017.

In addition, this member also advanced the Company $350,000 in order to provide for advances to certain registered representatives. This amount is not due back to the member to the extent that the advances are repaid to the Company in the event of termination or separation by one or more of the registered representatives. As of December 31, 2015, the remaining liability was $328,125 which is included in accounts payable and accrued expenses on the accompanying statement of financial condition.

## 9. Financial Instruments With Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

## 10. 401(k) Plan

The Company offers a 401(k) retirement plan which allows eligible employees to allocate up to 15% of their pre-tax earnings to the plan. The Company, under its safe harbor plan, contributes 3% of gross earnings to the plan for eligible non-highly compensated employees.

## 11. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had regulatory net capital of $763,929, which exceeded its requirement of $121,126 by $642,803. The ratio of aggregate indebtedness to net capital was 2.38 to 1.

## 12. Subsequent Events

The Company has evaluated its subsequent events through the date that the accompanying financial statements were available to be issued. There were no subsequent events requiring disclosure, other than those disclosed in Note 6.

**JOSEPH GUNNAR & CO., L.L.C.**

**STATEMENT OF FINANCIAL CONDITION**

**December 31, 2015**